SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated April 7, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 7, 2020

Comisión Nacional de Valores

Dear Sirs,

RE: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), with its registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today, in connection with the financing proposal submitted on May 29, 2019 to the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (“IDB Invest”), as accepted by IDB Invest on such same date, for a total amount of up to US$300,000,000 (U.S. dollars three hundred million) in one or more tranches (as amended and/or modified, the “Financing”), the Company received from IDB Invest a new disbursement under the Financing for an amount of US$25,000,000 (U.S. dollars twenty-five million), whose last principal payment date is on November 15, 2022.

The Financing’s proceeds will be used by the Company to finance its capital expenditures, including the deployment of the 4G network and the expansion of the Company’s broadband services.

Sincerely,

Telecom Argentina S.A.

/s/ Fernando José Balmaceda
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 7, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations